Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel:     +91 40 4900 2900

Fax:     +91 40 4900 2999

Email: mail@drreddys.com

www.drreddys.com

May 12, 2023

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

Dear Sirs,

Sub: Intimation

This is to inform you that the United States Food & Drug Administration (USFDA) today completed a product-specific Pre-Approval Inspection (PAI) and a routine GMP inspection at our formulations manufacturing facility in Srikakulam (FTO SEZ PU2). The inspection was conducted from 8th May, 2023 to 12th May, 2023. We have been issued a Form 483 with four observations, which we will address within the stipulated timeline.

Kindly take the above on your record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary, Compliance Officer & Head-CSR

Cc:	New York Stock Exchange Inc. (Stock Code: RDY)
NSE IFSC Ltd. (Stock Code: DRREDDY)